December 17, 2018

Richard DeCicco
Chief Executive Officer
Iconic Brands, Inc.
44 Seabro Avenue
Amityville, NY 11701

       Re: Iconic Brands, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 12, 2018
           File No. 333-227420

Dear Mr. DeCicco:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2018 letter.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors, page 4

1. Please add a separate risk factor and include your responses to comments 1 and 2 in the risk factor. Your revised disclosure should address the reason for deferring the proposed reverse stock split. For example, explain why your notice to FINRA regarding the proposed reverse stock split is deemed insufficient. We also note the statement in your response that you believe that FINRA approval is likely, but cannot be certain. Disclose any material risk in the event FINRA does not approve the reverse stock split.
 Richard DeCicco
Iconic Brands, Inc.
December 17, 2018
Page 2
Index to Financial Statements, page F-1

2. We note from the disclosure on page 3 and 8 that you do not have enough authorized shares to issue stock for the exercise of all the Warrants and the conversion of all the
      Series E Shares. You state that any further issuances of shares of common stock would require that you repurchase existing shares, obtain the consent of a majority of your shareholders to increase the authorized shares of common stock or effectuate a reverse split of your common stock. In addition, we note from your response to comment 1, that you do not know when you will effect a reverse stock, therefore it appears that the settlement of your outstanding preferred stock is not controlled by you. Based on this, please provide us with a detailed discussion of how you determined your outstanding preferred stock should continue to be reported as permanent equity. Please cite the specific authoritative accounting literature you utilized to support your accounting treatment.
Exhibits

3. We note that exhibit 5.1 reflects 240,000 shares, but the filing registers 240,000,000 shares. Please advise us if the opinion assumes the company is able to take corporate action that will permit selling shareholders to receive all common stock in the offering.
        You may contact Brian McAllister at 202-551-3341 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Killoy at 202-551-7576 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

FirstName LastNameRichard DeCicco                           Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameIconic Brands, Inc.
                                                            Mining
December 17, 2018 Page 2
cc:       Brian Lebrecht
FirstName LastName